2002 ANNUAL REPORT



FNB FINANCIAL CORPORATION

HANCOCK Community BANK

THE FIRST NATIONAL BANK of McConnellsburg

First FOR A REASON

Table of Contents

Financial Highlights 2

Letter to our Shareholders 3

Board of Directors 4

Board of Associates 4

Officers and Staff 5

Independent Auditor's Report 6

Consolidated Balance Sheets 7

Consolidated Statements of Income 8

Consolidated Statements of Changes in Stockholders' Equity 9

Consolidated Statements of Cash Flows 10

Notes to Consolidated Financial Statements 11

Selected Five-Year Financial Data 21

Summary of Quarterly Financial Data 22

Distribution of Assets, Liabilities and Stockholders' Equity, Interest Rates and Interest Differential 23

Changes in Net Interest Income 24

Maturities of Investment Securities 25

Management's Discussion and Analysis of Financial Conditions and Results of Operations 26-31

Financial Highlights

For the year ended December 31

	2002	2001	% Change
Income before taxes	$ 1,686,729	$ 1,260,642	33.80%
Net income	1,213,313	1,005,131	20.71%
Operating income	9,046,333	9,506,774	-4.84%
Total expenses	7,833,020	8,501,643	-7.86%
Net income per share	1.52	1.26	20.37%
Cash dividends per share	0.74	0.63	17.46%
Book value per share	17.72	16.73	5.89%
At year-end December 31			
Total assets	$133,365,405	$132,160,516	0.94%
Total deposits	110,692,359	111,962,380	-1.13%
Net loans	100,526,867	90,167,678	11.49%
Stockholders' equity	14,176,823	13,387,997	5.89%

Total Assets (million $)



140
120
100
80
60
40
20
0
1998
1999
2000
2001
2002

Total Deposits (million $)



120
100
80
60
40
20
0
1998
1999
2000
2001
2002

Net Loans (million $)



110
100
90
80
70
60
50
40
30
20
10
0
1998
1999
2000
2001
2002

Stockholders' Equity (million $)



15
12
9
6
3
0
1998
1999
2000
2001
2002

To Our Shareholders

FNB Financial Corporation and its wholly owned subsidiary, The First National Bank of McConnellsburg are pleased to present our 2002 Annual Report. In spite of the ongoing sensitivities of our national economic environment, your organization performed well during the 2002-operating year. The financial highlights page, the consolidated financial statements, footnotes and management's discussion detail your organizations' financial results. I am pleased to note that consolidated net income reached another record level of $1,213,313, a 20.71% increase over the prior year 2001. This increase allowed your board to declare a total annual dividend payment of $.74 per share, a 17.46% increase over total dividends for the same annual period 2001.

Economic Environment

As discussed in last year's annual report, the dramatic drop in interest rates triggered by the Federal reserve actions in 2001 continues to challenge your bank management, as the Federal reserve continued to maintain its low rate posture throughout the 2002 operating year. This low rate environment has pressured our interest margins due to adjustable rate loans re-pricing to lower interest rates, and fixed rate loans being rewritten to lower interest rates. Obviously, the effect has been to decrease our net interest income, but through 2002, we were able to manage our interest expense with a result being a positive net interest income. Should the low rate environment persist, we can expect further shrinking of the net interest margin.

We also continue to remain alert to the longer-term effects of a prolonged economic recession, and thus the subsequent affect this recession may have on our loan customer base. The prolonged recession has affected jobs locally, which in turn has challenged a portion of our customer bases ability to repay borrowings on a timely basis. We are closely monitoring these events and rest assured your organization is well equipped to address any unexpected occurrences.

Board of Directors and Management

Following this year's annual shareholder meeting, Paul T. Ott will retire from the board of directors following 23 years of dedicated service to the shareholders of the First National Bank and FNB Financial Corporation. Paul has helped guide your organization to its current success level, and we're sure you join our organization as we express our gratitude, admiration and best wishes. Although he is retiring from active duty on the board, we are pleased to appoint him "Director Emeritus," and we will draw upon his wise council for many years in the future.

Also, I am pleased to welcome Dale Fleck to the management ranks of the First National Bank. Dale joined the organization in March 2002, and brings to us over 25 years of banking experience. Dale has assumed the primary responsibility for overseeing our accounting and technology operations, and he has performed admirably during this transition year.

Diversification

An ongoing strategic initiative of your organization has been to seek out opportunities, which result in the diversification of your organizations' income stream, while at the same time complimenting our core banking services. During this past year, the First National Bank of McConnellsburg joined five other Pennsylvania financial institutions in forming the Community Bankers Insurance Agency (CBIA). Through this agency, your organization can now offer our customers and community individual and commercial property and casualty insurance, homeowners insurance, automobile insurance, life insurance, crop insurance and various other insurance products. Early indications are that CBIA will be well received by our customers and should positively support your organization as we move forward. We will be mailing additional information related to CBIA in the near future.

Your continued support, comments and ideas are always important, and always welcome. Please feel free to contact us, at any time, to discuss your investment in FNB Financial Corporation.

Sincerely,

John C. Duffey
President & Chief Executive Officer

Directors, Officers, Staff & Associates – 2002

FNB FINANCIAL CORPORATION

Board of Directors

Harvey J. Culler, *Chairman*
John C. Duffey, *President*
Harry D. Johnston, D.O., *Vice President*
Patricia A. Carbaugh
Paul T. Ott
Lonnie W. Palmer
Craig E. Paylor
Terry L. Randall
D.A. Washabaugh III

THE FIRST NATIONAL BANK OF McCONNELLSBURG

Board of Directors

Patricia A. Carbaugh, *Chairman*
Lonnie W. Palmer, *Vice-Chairman*
John C. Duffey, *President*
Harvey J. Culler
Harry D. Johnston, D.O.
Paul T. Ott
Craig E. Paylor
Terry L. Randall
D.A. Washabaugh III

Henry W. Daniels, H. Lyle Duffey and George S. Grissinger, *Directors Emeritus*

Board of Associates 2002

Robert B. Murray III, *Chairman*

Timothy R. McGarvey, *Vice-Chairman/Secretary*

Joseph S. Antoon
Donald R. Bard
Michael F. Bard
Barry A. Best
John D. Blattenberger
Ruth M. Bolinger
Dean L. Brant
Nelson D. Brown
Keith D. Clugston
Brett A. Cornelius
Jeffrey W. Culler
John J. Culler
Richard H. Glenn
Roy W. Gordon
Walter R. Grissinger
M. Eugene Hawbaker
Verla J. Hill
David R. Hoover, II
Bonnie C.M. Keefer
Myers D. Kimmel
Sherie D. Lake
Paul B. MacDonald
Michael G. Maun
Eugene R. Mellott
Jeffrey M. Ott
John J. Ott
Helen I. Overly
Robert E. Peck
James F. Purnell
Dennis G. Richards
James M. Schall
David D. Shetter
Jason L. Shives
Kenneth T. Shreve
Benjamin A. Stonesifer
Robert E. Swadley
Charles E. Walker
David A. Washabaugh IV
Oscar F. Weller

Officers and Staff

John C. Duffey .... *President, Chief Executive Officer*

Thomas H. DeShong .... *Vice President, Cashier*

Dale M. Fleck .... *Vice President, Controller*

Brenda J. Gordon .... *Vice President, Compliance Officer*

Margaret A. Kobel .... *Vice President, Human Resources Officer, Branch Administrator*

William K. Walker, III .... *Vice President, Loan Services Division Manager*

Paul M. Johnston .... *Assistant Vice President, Retail Credit Manager*

Kimberly A. Kline .... *Assistant Vice President, D.P./Information Systems Manager*

Connie M. Burgan .... *Customer Service Officer*

Joyce A. Henry .... *Needmore Office Manager, Loan Officer*

Sidney A. Stambaugh .... *Fort Loudon Office Manager, Loan Officer*

Customer Service

Cathy J. Cline
Sheila K. Fraker
Diane L. Harr

Data Processing

Stephanie L. Blair
Linda K. Clippinger
Bobbi J. Fleming
Vicki K. Henry
Tina M. Richards
Connie L. Souders

Human Resources

Carol S. Wright

Finance

Teresa C. Brown
Billie A. Martz

Insurance

Geraldine A. Ramsey

Loan Department

Leah M. Beck
Charlene R. Briggs
Debra J. Carbaugh
H. SuzAnne Hockensmith
Angela D. Smith
Richard A. Strait
Lynn A. Waite

TELLERS –

Main Office

Mary R. Barnhart
Karen D. Gordon
Nancy D. Harr
Janet R. Harris
Trudy A. Kendall
Angela K. Black*
Stacey C. Fix*
Clyde E. Johnson*
Lesley J. Strait*

Needmore Office

Bonnie M. Gordon
Shirley A. Harris
Eelice A. Gantz*

East End Express

Lisa A. Daniels
Cathy L. Gordon
Kathy D. Rouzer
Winter D. Decker*

Ft. Loudon Office

Shirley C. Jones
Lorena F. Maun
Tracy J. Bard*

Hancock Community Bank

Angela E. Hager, *Branch Manager*
Bonnie L. Fields
Crystal L. Hensley
Dawn M. Lucier
Karla S. Swope*

**Part-time*

Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

Independent Auditor's Report

Board of Directors
FNB Financial Corporation
McConnellsburg, Pennsylvania

We have audited the accompanying consolidated balance sheets of FNB Financial Corporation and its wholly-owned subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years ended December 31, 2002. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FNB Financial Corporation and its wholly-owned subsidiary as of December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Smith Elliott Kearns & Company, LLC

Chambersburg, Pennsylvania
February 14, 2003

Consolidated Balance Sheets

December 31, 2002 and 2001

	2002	2001
ASSETS		
Cash and due from banks	$ 3,650,351	$ 5,400,929
Federal funds sold	0	6,000,000
Interest-bearing deposits with banks	968,266	2,572,574
Investment securities:		
Available for sale	20,583,684	19,554,290
Held to maturity (fair value $ 692,188 - 2002; $ 1,088,460 - 2001)	692,839	1,114,764
Federal Reserve, Atlantic Central Banker's Bank and Federal Home Loan Bank stock	666,000	833,700
Loans, net of unearned discount and allowance for loan losses	100,526,867	90,167,678
Bank building, equipment, furniture and fixtures, net	2,723,375	2,914,416
Accrued interest and dividends receivable	658,856	619,464
Deferred income taxes	51,703	160,529
Other real estate owned	66,512	103,568
Cash surrender value of life insurance	2,405,020	2,313,129
Other assets	371,932	405,475
Total assets	$133,365,405	$132,160,516
LIABILITIES		
Deposits:		
Demand deposits	$ 13,930,687	$ 13,343,930
Savings deposits	30,520,623	32,659,787
Time certificates	65,934,931	65,647,473
Other time deposits	306,118	311,190
Total deposits	110,692,359	111,962,380
Liability for borrowed funds	7,232,659	5,403,458
Accrued dividends payable	264,000	216,000
Accrued interest payable and other liabilities	999,564	1,190,681
Total liabilities	119,188,582	118,772,519
STOCKHOLDERS' EQUITY		
Capital stock, common, par value $ .315; 12,000,000 shares authorized; 800,000 shares issued and outstanding	252,000	252,000
Additional paid-in capital	1,789,833	1,789,833
Retained earnings	11,746,170	11,124,857
Accumulated other comprehensive income	388,820	221,307
Total stockholders' equity	14,176,823	13,387,997
Total liabilities and stockholders' equity	$133,365,405	$132,160,516

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Income

Years Ended December 31, 2002, 2001, and 2000

	2002	2001	2000
INTEREST AND DIVIDEND INCOME			
Interest and fees on loans	$ 7,292,537	$ 7,140,997	$ 6,902,812
Interest on investment securities:			
Obligations of other U. S. Government agencies	509,073	845,914	1,296,141
Obligations of States and political subdivisions	402,302	416,998	421,345
Dividends on equity securities	25,519	59,123	61,901
Interest on deposits with banks	54,609	39,117	49,664
Interest on federal funds sold	68,424	265,496	22,725
	8,352,464	8,767,645	8,754,588
INTEREST EXPENSE			
Interest on borrowed funds	335,318	333,299	455,828
Interest on deposits	3,388,181	4,343,347	4,240,673
Net interest income	4,628,965	4,090,999	4,058,087
Provision for Loan Losses	142,000	144,000	231,319
Net interest income after provision for loan losses	4,486,965	3,946,999	3,826,768
OTHER INCOME			
Service charges on deposit accounts	200,470	217,431	181,902
Other service charges, collection and exchange charges, commissions and fees	305,406	366,337	283,232
Other income, net	143,217	137,375	159,272
Securities gains (losses)	44,776	17,986	(474)
	693,869	739,129	623,932
OTHER EXPENSES			
Salaries and wages	1,428,559	1,432,292	1,341,280
Pensions and other employee benefits	378,011	363,253	355,250
Net occupancy expense of bank premises	250,214	256,186	252,023
Furniture and equipment expenses	257,403	284,372	269,592
Other operating expenses	1,179,918	1,089,383	1,048,825
	3,494,105	3,425,486	3,266,970
Income before income taxes	1,686,729	1,260,642	1,183,730
Applicable income taxes	473,416	255,511	229,149
Net income	$1,213,313	$1,005,131	$ 954,581
Earnings per share of common stock:			
Net income	$ 1.52	$ 1.26	$ 1.19
Weighted average shares outstanding	800,000	800,000	800,000

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Changes in Stockholders' Equity

Years Ended December 31, 2002, 2001, and 2000

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
BALANCE, DECEMBER 31, 1999	**$252,000**	**$1,789,833**	**$10,125,145**	**($966,241)**	**$11,200,737**
Comprehensive income:					
Net income	0	0	954,581	0	954,581
Changes in unrealized gain on securities available for sale, net of taxes of $437,213	0	0	0	848,709	848,709
Total comprehensive income					1,803,290
Cash dividends declared on common stock ($ .57 per share)	0	0	(456,000)	0	(456,000)
BALANCE, DECEMBER 31, 2000	**$252,000**	**$1,789,833**	**$10,623,726**	**($117,532)**	**$12,548,027**
Comprehensive income:					
Net income	0	0	1,005,131	0	1,005,131
Changes in unrealized gain on securities available for sale, net of taxes of $174,553	0	0	0	338,839	338,839
Total comprehensive income					1,343,970
Cash dividends declared on common stock ($ .63 per share)	0	0	(504,000)	0	(504,000)
BALANCE, DECEMBER 31, 2001	**$252,000**	**$1,789,833**	**$11,124,857**	**$221,307**	**$13,387,997**
Comprehensive income:					
Net income	0	0	1,213,313	0	1,213,313
Changes in unrealized gain on securities available for sale, net of taxes of $86,293	0	0	0	167,513	167,513
Total comprehensive income					1,380,826
Cash dividends declared on common stock ($ .74 per share)	0	0	(592,000)	0	(592,000)
BALANCE, DECEMBER 31, 2002	$252,000	$1,789,833	$11,746,170	$388,820	$14,176,823

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Years Ended December 31, 2002, 2001, and 2000

	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 1,213,313	$ 1,005,131	$ 954,581
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	260,581	300,331	288,168
Provision for loan losses	142,000	144,000	231,319
Deferred income taxes	22,532	(43,758)	(52,037)
(Gain) loss on sale of other real estate	(15,673)	19,038	805
Increase in cash surrender value of life insurance	(91,891)	(103,214)	(102,811)
(Gain) loss on sales/maturities of investments	(44,776)	(17,986)	474
(Gain) loss on disposal of equipment	0	0	(865)
(Increase) decrease in accrued interest receivable	(39,392)	169,929	(102,134)
Increase (decrease) in accrued interest payable and other liabilities	(191,117)	113,862	215,305
(Increase) decrease in other assets	33,543	(43,445)	(84,490)
Net cash provided by operating activities	**$ 1,289,120**	**$ 1,543,888**	**$1,348,315**
Cash flows from investing activities:			
Net (increase) decrease in interest bearing deposits with banks	1,604,308	(1,794,028)	(55,453)
Maturities of held-to-maturity securities	421,925	93,071	461,877
Proceeds from sales of available-for-sale securities	942,253	38,720	0
Maturities of available-for-sale securities	3,840,642	10,107,008	2,742,252
Purchases of available-for-sale securities	(5,513,706)	(2,400,118)	(140,076)
Proceeds from sales of other real estate owned	119,241	46,047	274,087
Net (increase) in loans	(10,567,701)	(7,199,505)	(7,480,801)
Sale (purchase) of other bank stock	167,700	0	(152,500)
Purchases of bank premises and equipment, net	(69,540)	(131,082)	(222,058)
Proceeds from sale of equipment	0	0	1,206
Net cash (used) by investing activities	**($ 9,054,878)**	**($ 1,239,887)**	**($4,571,466)**
Cash flows from financing activities:			
Net increase (decrease) in deposits	(1,270,021)	8,329,892	4,302,552
Cash dividends paid	(544,000)	(480,000)	(436,000)
Net short-term borrowings	1,835,000	0	(2,933,000)
Proceeds from long-term borrowings	0	0	12,250,000
Principal payments on long-term borrowings	(5,799)	(773,443)	(9,505,095)
Net cash provided by financing activities	**$ 15,180**	**$ 7,076,449**	**$3,678,457**
Net increase (decrease) in cash and cash equivalents	($ 7,750,578)	$ 7,380,450	$ 455,306
Cash and cash equivalents, beginning balance	11,400,929	4,020,479	3,565,173
Cash and cash equivalents, ending balance	**$3,650,351**	**$11,400,929**	**$4,020,479**
Supplemental disclosure of cash flows information:			
Cash paid during the year for:			
Interest	$ 3,874,078	$ 4,766,560	$ 4,610,819
Income taxes	321,247	345,860	167,419
Supplemental schedule of noncash investing and financing activities:			
Unrealized gain on securities available-for-sale, net of income tax effect	$ 167,513	$ 338,839	$ 848,709
Other real estate acquired in settlement of loans	66,512	0	274,389

The Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements

Note 1. Significant Accounting Policies

Nature of Operations
FNB Financial Corporation's primary activity consists of owning and supervising its subsidiary, The First National Bank of McConnellsburg, which is engaged in providing banking and bank related services in South Central Pennsylvania, and Northwestern Maryland. Its five offices are located in McConnellsburg (2), Fort Loudon and Needmore, Pennsylvania, and Hancock, Maryland.

Principles of Consolidation
The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary, The First National Bank of McConnellsburg. All significant intercompany transactions and accounts have been eliminated.

First Fulton County Community Development Corporation (FFCCDC) was formed as a wholly-owned subsidiary of The First National Bank of McConnellsburg. The purpose of FFCCDC is to serve the needs of low-to-moderate income individuals and small businesses in Fulton County under the Community Development and Regulatory Improvement Act of 1995.

Basis of Accounting
The Corporation uses the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Corporation's allowance for losses on loans and foreclosed real estate. Such agencies may require the Corporation to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Because of these factors, management's estimate of credit losses inherent in the loan portfolio and the related allowance may change in the near term.

Cash Flows
For purposes of the statements of cash flows, the Corporation has defined cash and cash equivalents as those amounts included in the balance sheet captions "Cash and Due From Banks" and "Federal Funds Sold." As permitted by Statement of Financial Accounting Standards No. 104, the Corporation has elected to present the net increase or decrease in deposits in banks, loans and deposits in the Statements of Cash Flows.

Investment Securities
The Corporation's investments in securities are classified in three categories and accounted for as follows:

- *Trading Securities.* Securities held principally for resale in the near term are classified as trading securities and recorded at their fair values. Unrealized gains and losses on trading securities are included in other income.
- *Securities to be Held to Maturity.* Bonds and notes for which the Corporation has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method over the period to maturity.
- *Securities Available for Sale.* Securities available for sale consist of equity securities, and bonds and notes not classified as trading securities nor as securities to be held to maturity. These are securities that management intends to use as a part of its asset and liability management strategy and may be sold in response to changes in interest rates, resultant prepayment risk and other related factors. Unrealized holding gains and losses, net of tax, on securities available for sale are reported as a net amount in other comprehensive income until realized. Gains and losses on the sale of securities available for sale are determined using the specific-identification method.

Fair values for investment securities are based on quoted market prices.

The Corporation had no trading securities in 2002 or 2001.

Federal Reserve Bank, Atlantic Central Banker's Bank, and Federal Home Loan Bank Stock
These investments are carried at cost. The Corporation is required to maintain minimum investment balances in these stocks, which are not actively traded and therefore have no readily determinable market value.

Other Real Estate Owned
Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at the lower of carrying value or fair value of the

underlying collateral less estimated cost to sell. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less estimated cost to sell. Legal fees and other costs related to foreclosure proceedings are expensed as they are incurred.

Loans and Allowance for Possible Loan Losses
Loans are stated at the amount of unpaid principal, reduced by unearned discount, deferred loan origination fees, and an allowance for loan losses. Unearned discount on installment loans is recognized as income over the terms of the loans by the interest method. Interest on other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. Amortization of premiums and accretion of discounts on acquired loans are recognized in interest income using the interest method over the period to maturity. The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay. Loan origination fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loan's yield. The Corporation is amortizing these amounts over the contractual life of the related loans.

Nonaccrual/Impaired Loans
The accrual of interest income on loans ceases when principal or interest is past due 90 days or more and collateral is inadequate to cover principal and interest or immediately if, in the opinion of management, full collection is unlikely. Interest accrued but not collected as of the date of placement on nonaccrual status is reversed and charged against current income unless fully collateralized. Subsequent payments received either are applied to the outstanding principal balance or recorded as interest income, depending on management's assessment of the ultimate collectibility of principal.

A loan is considered impaired when, based on current information and events, it is probable that scheduled collections of principal or interest will not be made according to the contractual terms of the loan agreement. Impairment is measured on a loan-by-loan basis (except for consumer loans, which are collectively evaluated) by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the underlying collateral.

Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other impaired loans is recognized only to the extent of interest payments received.

Bank Building, Equipment, Furniture and Fixtures and Depreciation
Bank building, equipment, furniture and fixtures are carried at cost less accumulated depreciation. Expenditures for replacements are capitalized and the replaced items are retired. Maintenance and repairs are charged to operations as incurred. Depreciation is computed based on straight-line and accelerated methods over the estimated useful lives of the related assets as follows:

	Years
Bank building	15-40
Equipment, furniture and fixtures	3-20
Land improvements	10-20
Leasehold improvements	7-20

Earnings Per Share
Earnings per common share were computed based upon weighted average shares of common stock outstanding of 800,000 for 2002, 2001, and 2000 after giving retroactive recognition to a two-for-one stock split issued September 1, 2000.

Intangibles
Identifiable intangible assets are amortized on a straight-line basis over fifteen years.

Federal Income Taxes
As a result of certain timing differences between financial statement and federal income tax reporting, deferred income taxes are provided in the financial statements. See Note 7 for further details.

Advertising
The Corporation follows the policy of charging costs of advertising to expense as incurred. Advertising expense was $ 52,267, $ 80,238, and $ 98,561 for 2002, 2001, and 2000, respectively.

Fair Values of Financial Instruments
Generally accepted accounting principles requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions

used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Certain financial instruments and all nonfinancial instruments are excluded from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

The following methods and assumptions were used by the Corporation in estimating fair values of financial instruments as disclosed herein:

- *Cash and Short-Term Instruments.* The carrying amounts of cash and short-term instruments approximate their fair value.
- *Securities to be Held to Maturity and Securities Available for Sale.* Fair values for investment securities are based on quoted market prices.
- *Loans Receivable.* For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.
- *Deposit Liabilities.* The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate certificates of deposit, and fixed-term money market accounts approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit and IRA's are estimated using a discounted cash flow calculation that applies interest rates currently being offered to a schedule of aggregated expected monthly maturities on time deposits.
- *Short-Term Borrowings.* The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.
- *Long-Term Borrowings.* The fair value of the Corporation's long-term debt is estimated using a discounted cash flow analysis based on the Corporation's current incremental borrowing rate for similar types of borrowing arrangements.
- *Accrued Interest.* The carrying amounts of accrued interest approximate their fair values.
- *Off-Balance-Sheet Instruments.* The Corporation generally does not charge commitment fees. Fees for standby letters of credit and other off-balance-sheet instruments are not significant.

Comprehensive Income

Under generally accepted accounting principles, comprehensive income is defined as the change in equity from transactions and other events from nonowner sources. It includes all changes in equity except those resulting from investments by stockholders and distributions to stockholders. Comprehensive income includes net income and certain elements of "other comprehensive income" such as foreign currency transactions; accounting for futures contracts; employers accounting for pensions; and accounting for certain investments in debt and equity securities.

The Corporation has elected to report its comprehensive income in the statement of stockholders' equity. The only element of "other comprehensive income" that the Corporation has is the unrealized gain or loss on available for sale securities.

The components of the change in net unrealized gains (losses) on securities were as follows:

	2002	2001	2000
Gross unrealized holding gains (losses) arising during the year	$298,582	$531,378	$1,285,448
Reclassification adjustment for (gain)/ losses realized in net income	(44,776)	(17,986)	474
Net unrealized holding gains (losses) before taxes	253,806	513,392	1,285,922
Tax effect	(86,293)	(174,553)	(437,213)
Net change	$167,513	$338,839	$ 848,709

Notes to Consolidated Financial Statements

Note 2. Investment Securities

The amortized cost and fair values of investment securities available for sale at December 31 were:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		2002		
Obligations of other U.S. Government agencies	$ 5,597,609	$170,358	$ 0	$ 5,767,967
Obligations of states and political subdivisions	8,315,356	368,502	0	8,683,858
Mortgage-backed securities	5,472,039	51,219	0	5,523,258
SBA Loan Pool certificates	509,858	3,175	(1,278)	511,755
Equities in local bank stock	99,701	8,645	(11,500)	96,846
Totals	**$19,994,563**	**$601,899**	**($ 12,778)**	**$20,583,684**
		2001		
Obligations of other U.S. Government agencies	$ 7,838,868	$214,912	($ 2,034)	$ 8,051,746
Obligations of states and political subdivisions	9,844,481	165,522	(52,136)	9,957,867
Mortgage-backed securities	693,173	3,509	(539)	696,143
SBA Loan Pool certificates	663,184	2,704	(2,356)	663,532
Equities in local bank stock	179,271	18,231	(12,500)	185,002
Totals	**$19,218,977**	**$404,878**	**($ 69,565)**	**$19,554,290**

The amortized cost and fair values of investment securities held to maturity at December 31 were:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		2002		
SBA loan pool certificates	$ 427,220	$ 1,857	($ 3,221)	$ 425,856
Obligations of other U.S. government agencies	265,619	713	0	266,332
Totals	**$ 692,839**	**$ 2,570**	**($ 3,221)**	**$ 692,188**
		2001		
SBA loan pool certificates	$ 551,033	$ 2,255	($ 3,111)	$ 550,177
Obligations of other U.S. government agencies	563,731	0	(25,448)	538,283
Totals	**$1,114,764**	**$ 2,255**	**($28,559)**	**$1,088,460**

The amortized cost and fair values of investment securities available for sale and held to maturity at December 31, 2002 by contractual maturity, are shown below. Contractual maturities will differ from expected maturities because borrowers may have the right to call or repay obligations with or without call or repayment penalties.

	Securities Available-for-Sale Amortized Cost	Fair Value
Due in one year or less	$ 4,394,896	$ 4,470,546
Due after one year through five years	7,377,542	7,753,008
Due after five years through ten years	1,671,345	1,750,234
Due after ten years	469,182	478,037
	13,912,965	14,451,825
Mortgage-backed securities	5,472,039	5,523,258
SBA loan pool certificates	509,858	511,755
Equities in local bank stock	99,701	96,846
Totals	**$19,994,563**	**$20,583,684**

	Securities Held-to-Maturity Amortized Cost	Fair Value
Due in one year or less	$ 0	$ 0
Due after one year through five years	0	0
Due after five years through ten years	0	0
Due after ten years	265,619	266,332
	265,619	266,332
Mortgage-backed securities	0	0
SBA loan pool certificates	427,220	425,856
Equities in local bank stock	0	0
Totals	**$ 692,839**	**$ 692,188**

Proceeds from sales of investment securities available for sale during 2002 were $ 942,253. Gross losses on these sales were $ 3,156 and gross gains were $ 47,932. Related taxes were $ 15,224.

Proceeds from sales of investment securities available for sale during 2001 were $ 38,720. Gross losses on these sales were $ 0 and gross gains were $ 7,843. Related taxes were $ 2,667.

There were no sales of investment securities available for sale during 2000.

There were no sales of investment securities held-to-maturity in 2002, 2001, or 2000.

Investment securities carried at $ 4,459,332 and $5,828,486 at December 31, 2002 and 2001, respectively, were pledged to secure public funds and for other purposes as required or permitted by law.

Note 3. Loans

Loans consist of the following at December 31:

	2002	2001
	(000 omitted)	
Real estate loans:		
Construction and land development	$ 3,679	$ 3,946
Secured by farmland	4,453	5,216
Secured by 1-4 family residential properties	52,668	43,945
Secured by multi-family residential properties	1,781	538
Secured by nonfarmland nonresidential properties	15,537	14,360
Loans to farmers (except loans secured primarily by real estate)	3,237	3,314
Commercial, industrial and state and political subdivision loans	10,690	10,392
Loans to individuals for household, family, or other personal expenditures	7,457	7,848
All other loans	2,099	1,812
Total loans	101,601	91,371
Less: Unearned discount on loans	146	321
Allowance for loan losses	928	882
Net Loans	**$100,527**	**$90,168**

Notes to Consolidated Financial Statements

The following table shows maturities and sensitivities of loans to changes in interest rates based upon contractual maturities and terms as of December 31, 2002.

	Due Within 1 Year	Due Over 1 But Within 5 Years	Due Over 5 Years	Non-accruing Loans	Total
	(000 omitted)				
Loans at pre-determined interest rates	$ 1,700	$10,154	$28,744	$ 149	$40,747
Loans at floating or adjustable interest rates	13,205	2,775	44,088	786	60,854
Total (1)	**$14,905**	**$12,929**	**$72,832**	**$ 935**	**$101,601**

(1) These amounts have not been reduced by the allowance for possible loan losses or unearned discount.

The Corporation has granted loans to its officers and directors, and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was $ 1,121,995 and $ 1,139,616 at December 31, 2002 and 2001, respectively. During 2002, $ 1,083,329 of new loans were made and repayments totaled $ 1,100,950. During 2001, $ 2,362,817 of new loans were made and repayments totaled $ 2,835,935.

Outstanding loans to Corporate employees totaled $1,326,593 and $ 1,289,035 at December 31, 2002 and 2001, respectively.

Note 4. Allowance for Loan Losses

Activity in the allowance for loan losses is summarized as follows:

	2002	2001	2000
		(000 omitted)	
Allowance for loan losses, beginning of the year	$ 882	$ 811	$ 746
Loans charged-off during the year:			
Real estate mortgages	39	18	89
Installment loans	88	90	90
Commercial and all other loans	0	1	24
Total charge-offs	127	109	203
Recoveries of loans previously charged-off:			
Real estate mortgages	9	18	12
Installment loans	22	18	24
Commercial and all other loans	0	0	1
Total recoveries	31	36	37
Net loans charged-off (recovered)	96	73	166
Provision for loan losses charged to operations	142	144	231
Allowance for loan losses, end of the year	**$ 928**	**$ 882**	**$ 811**
Ratio of net charge-offs to average loans	**0.10%**	**0.08%**	**0.20%**

A breakdown of the allowance for loan losses as of December 31 is as follows:

	2002		2001	
(000 omitted)	Allowance Amount	Percent of Loans in Each Category	Allowance Amount	Percent of Loans in Each Category
Commercial, industrial and agriculture loans	$ 645	21.71%	$ 644	25.03%
1-4 family residential mortgages	179	68.88%	131	64.40%
Consumer and installment loans	55	9.41%	58	10.57%
Unallocated	49	N/A	49	N/A
Total	$ 928	100.00%	$ 882	100.00%

Impairment of loans having a recorded investment of $803,043, $ 859,974 and $ 1,228,633 at December 31, 2002, 2001, and 2000 respectively, was recognized in conformity with generally accepted accounting principles. The average recorded investment in impaired loans was $ 828,615, $ 1,019,975, and $1,272,272 during 2002, 2001, and 2000, respectively. The total allowance for loan losses related to these loans was $ 241,000 at December 31, 2002 and $ 120,000 at both December 31, 2001 and 2000. Interest income on impaired loans of $ 77,330, $ 85,042, and $118,811 was recognized for cash payments received in 2002, 2001, and 2000, respectively.

Note 5. Nonaccrual, Past Due and Restructured Loans

The following table shows the principal balances of nonaccrual loans as of December 31:

	2002	2001	2000
Nonaccrual loans	$ 934,673	$ 491,659	$ 323,337
Interest income that would have been accrued at original contract rates	$ 85,292	$ 43,486	$ 31,633
Amount recognized as interest income	56,361	28,545	22,933
Foregone revenue	**$ 28,931**	**$ 14,923**	**$ 8,700**

Loans 90 days or more past due (still accruing interest) were as follows at December 31:

	2002	2001	2000
		(000 omitted)	
Real estate mortgages	$ 91	$ 228	$ 30
Installment loans	47	45	112
Commercial and industrial	53	0	41
Total	**$ 191**	**$ 273**	**$ 183**

Notes to Consolidated Financial Statements

Note 6. Bank Building, Equipment, Furniture and Fixtures

Bank building, equipment, furniture and fixtures consisted of the following at December 31:

Description	Cost	Accumulated Depreciation	Depreciated Cost
		2002	
Land	$ 231,635	$ 0	$ 231,635
Bank building and improvements	3,287,975	1,311,784	1,976,191
Equipment, furniture and fixtures	2,464,010	1,992,824	471,186
Leasehold improvements	64,028	19,665	44,363
	$6,047,648	$3,324,273	$2,723,375
		2001	
Land	$ 231,635	$ 0	$ 231,635
Bank building and improvements	3,282,293	1,220,619	2,061,674
Equipment, furniture and fixtures	2,419,952	1,847,084	572,868
Leasehold improvements	64,028	15,789	48,239
	$5,997,908	$3,083,492	$2,914,416

Depreciation expense amounted to $ 260,581, $285,683, and $ 271,803 for 2002, 2001, and 2000, respectively.

Note 7. Income Taxes

The components of federal income tax expense are summarized as follows:

	2002	2001	2000
Current year provision	$450,884	$299,269	$281,186
Deferred income taxes resulting from:			
Differences between financial statement and tax depreciation charges	48,049	(4,793)	(14,708)
Differences between financial statement and tax loan loss provision	(15,129)	(24,758)	(18,868)
Differences between financial statement and tax retirement benefit expense	(10,388)	(14,207)	(18,461)
Applicable income tax	$473,416	$255,511	$229,149

Federal income taxes were computed after adjusting pretax accounting income for nontaxable income in the amount of $ 537,475, $ 578,139, and $ 570,394 for 2002, 2001, and 2000, respectively.

A reconciliation of the effective applicable income tax rate to the federal statutory rate is as follows:

	2002	2001	2000
Federal income tax rate	34.0%	34.0%	34.0%
Reduction resulting from:			
Nontaxable income	5.9	13.7	14.6
Effective income tax rate	28.1%	20.3%	19.4%

Deferred income taxes at December 31 are as follows:

	2002	2001
Deferred tax assets	$321,989	$296,472
Deferred tax liabilities	(270,286)	(135,943)
	$ 51,703	$160,529

The tax effects of each type of significant item that gives rise to deferred taxes are:

	2002	2001
Net unrealized (gains) losses on securities available for sale	($200,301)	($114,007)
Depreciation expense	(69,985)	(21,936)
Retirement benefit reserve	71,082	60,694
Allowance for loan losses	250,907	235,778
	$ 51,703	$160,529

The Corporation has not recorded a valuation allowance for the deferred tax assets as management feels that it is more likely than not that they will be ultimately realized.

Note 8. Employee Benefit Plans

The Corporation has a 401-K plan which covers all employees who have attained the age of 20 and who have completed six months of full-time service. The plan provides for the Corporation to match employee contributions to a maximum of 5% of annual compensation. The Corporation also has the option to make additional discretionary contributions to the plan based upon the Corporation's performance and subject to approval by the Board of Directors. The Corporation's total expense for this plan was $ 84,699, $ 94,923, and $ 105,078, for the years ended December 31, 2002, 2001, and 2000, respectively.

The Corporation adopted three supplemental retirement benefit plans for directors and executive officers. These plans are funded with single premium life insurance on the plan participants. The cash value of the life insurance policies is an unrestricted asset of the Corporation. The estimated present value of future benefits to be paid totaled $ 209,066 and $ 178,512 at December 31, 2002 and 2001, respectively, which is included in other liabilities. Total annual expense for these plans amounted to $ 81,516, $ 55,656, and $54,406, for 2002, 2001, and 2000, respectively.

Note 9. Deposits

Included in savings deposits are NOW and Super NOW account balances totaling $ 7,449,001 and $7,647,991 at December 31, 2002 and 2001, respectively. Also included in savings deposits at December 31, 2002 and 2001 are Money Market account balances totaling $ 7,789,010 and $11,179,592, respectively.

Notes to Consolidated Financial Statements

Time certificates of $ 100,000 and over as of December 31 were as follows:

	2002	2001
	(000 omitted)	
Three months or less	$ 960	$ 1,304
Three months to six months	1,385	855
Six months to twelve months	1,954	1,533
Over twelve months	9,096	9,004
Total	**$13,395**	**$ 12,696**

Interest expense on time deposits of $ 100,000 and over aggregated $ 658,000, $ 726,000, and $ 699,000 for 2002, 2001, and 2000, respectively.

At December 31, 2002 the scheduled maturities of certificates of deposit are as follows (000 omitted):

2003	$ 19,877
2004	15,209
2005	14,242
2006	6,678
2007	9,929
	$ 65,935

The Corporation accepts deposits of the officers, directors and employees of the corporation and its subsidiary on the same terms, including interest rates, as those prevailing at the time for comparable transactions with unrelated persons. The aggregate dollar amount of deposits of officers, directors and employees totaled $2,223,487 and $ 2,367,738 at December 31, 2002 and 2001, respectively.

The aggregate amount of demand deposit overdrafts reclassified as loan balances were $ 14,046 and $24,846 at December 31, 2002 and 2001, respectively.

Derivative Instruments

Included in time deposits are Index Powered Certificates of Deposit ("IPCD's") totaling $ 1,296,562 and $ 1,055,108 at December 31, 2002 and 2001, respectively. The IPCD product is offered through a program with the Federal Home Loan Bank (FHLB). The ultimate pay off at maturity, which is in five years, is the initial deposited principal plus the appreciation in the S&P 500 Index ("S&P Call Option"). The S&P Call Option is considered an embedded derivative designated as a non-hedging item. The change in fair value of the S&P Call Option resulted in gains of $219,023 and $ 16,347 for 2002 and 2001, respectively, which are included in other income.

In order to hedge its risk associated with the IPCD Product, the Corporation has entered into a derivative contract with the FHLB whereby the Corporation pays FHLB a fixed rate interest charge (ranging from 4.2% to 4.97%) in return for a guarantee that the FHLB will pay the Corporation the cash equivalent of the growth in the S&P 500 Index due at the IPCD maturity date.

The change in fair value of the FHLB Derivative Contract resulted in losses of $ 176,702 and $ 7,615 for 2002 and 2001, respectively, which is included in other income.

Note 10. Financial Instruments With Off-Balance-Sheet Risk

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	Contract or Notional Amount (000 omitted)	
	2002	2001
Financial instruments whose contract amounts represent credit risk at December 31:		
Commitments to extend credit	$ 12,513	$ 12,494
Commercial and standby letters of credit	2,230	1,644
	$ 14,743	**$ 14,138**

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, real estate, equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the corporation to guarantee the performance of a customer to a third party. Those guarantees are

Notes to Consolidated Financial Statements

primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Corporation holds collateral supporting those commitments when deemed necessary by management.

Note 11. Concentration of Credit Risk

The Corporation grants agribusiness, commercial and residential loans to customers located in South Central Pennsylvania and Northwestern Maryland. Although the Corporation has a diversified loan portfolio, a portion of its customers' ability to honor their contracts is dependent upon the construction and land development and agribusiness economic sectors as disclosed in Note 3.

The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon the extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but generally includes equipment and real estate.

The Corporation maintains deposit balances at correspondent banks, which provide check collection and item processing services to the Corporation. The balances with these correspondent banks, at times, exceed federally insured limits, which management considers to be a normal business risk.

Note 12. FNB Financial Corporation (Parent Company Only) Financial Information

The following are the condensed balance sheets, statements of income and statements of cash flows for the parent company.

BALANCE SHEETS
December 31

	2002	2001
ASSETS		
Cash	$ 9,105	$ 22,665
Interest-bearing deposits with banks	165,897	6,395
Marketable equity securities available for sale	96,846	185,002
Investment in the First National Bank of McConnellsburg	14,162,837	13,368,499
Other assets	38,892	21,436
Total assets	**$14,473,577**	**$13,603,997**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Dividends payable	$ 264,000	$ 216,000
Other liabilities	32,754	0
Total liabilities	**$ 296,754**	**$ 216,000**
Common stock, par value $ .315; 12,000,000 shares authorized; 800,000 shares issued and outstanding	252,000	252,000
Additional paid-in capital	1,789,833	1,789,833
Retained earnings	11,746,170	11,124,857
Accumulated other comprehensive income	388,820	221,307
Total stockholders' equity	**$14,176,823**	**$13,387,997**
Total liabilities and stockholders' equity	**$14,473,577**	**$13,603,997**

STATEMENTS OF INCOME
Years Ended December 31

	2002	2001	2000
Cash dividends from wholly-owned subsidiary	$ 569,000	$ 542,000	$ 436,000
Interest on deposits with banks	388	303	330
Dividend income - Marketable equity securities	4,641	5,369	5,938
Securities gains	42,691	7,843	0
Miscellaneous income (loss)	11,397	(4,168)	0
Equity in undistributed income of subsidiary	621,158	503,389	540,277
	1,249,275	1,054,736	982,545
Less: Holding company expenses	35,962	49,605	27,964
Net income	**$1,213,313**	**$1,005,131**	**$954,581**

Notes to Consolidated Financial Statements

STATEMENTS OF CASH FLOWS
Years Ended December 31

	2002	2001	2000
Cash flows from operating activities:			
Net income	$1,213,313	$1,005,131	$954,581
Adjustments to reconcile net income to cash provided by operating activities:			
Equity in undistributed income of subsidiary	(621,158)	(503,389)	(540,277)
(Gain) on sales of investments	(42,691)	(7,843)	0
(Increase) decrease in other assets	(14,537)	(17,857)	(1,080)
Increase (decrease) in other liabilities	32,754	(6,065)	(10,238)
Net cash provided by operating activities	567,681	469,977	402,986
Cash flows from investing activities:			
Net (increase) decrease in interest bearing deposits with banks	(159,502)	(6,096)	6,618
Purchase of marketable equity securities available for sale	(143,866)	0	0
Sales of marketable equity securities available for sale	266,127	38,720	0
Net cash provided (used) by investing activities	(37,241)	32,624	6,618
Cash flows from financing activities:			
Cash dividends paid	(544,000)	(480,000)	(436,000)
Net increase (decrease) in cash	(13,560)	22,601	(26,396)
Cash, beginning balance	22,665	64	26,460
Cash, ending balance	$ 9,105	$ 22,665	$ 64

Note 13. Regulatory Matters

Dividends paid by FNB Financial Corporation are generally provided from the dividends it receives from its Subsidiary Bank. The Bank, as a National Bank, is subject to the dividend restrictions set forth by the Office of the Comptroller of the Currency (OCC). Under such restrictions, the Corporation may not, without prior approval of the OCC, declare dividends in excess of the sum of the current year's earnings (as defined) plus the retained earnings (as defined) from the prior two years. The dividends that the Bank could declare without the approval of the OCC amounted to approximately $ 3,690,009 and $ 3,056,386 at December 31, 2002 and 2001, respectively.

FNB Financial Corporation's balance of retained earnings at December 31, 2002 is $ 11,746,170 and would be available for cash dividends, although payment of dividends to such extent would not be prudent or likely. The Federal Reserve Board, which regulates bank holding companies, establishes guidelines which indicate that cash dividends should be covered by current period earnings.

The Corporation is also subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines, the Corporation is required to maintain minimum capital ratios. The "leverage ratio" compares capital to adjusted total balance sheet assets. "Tier I" and "Tier II" capital ratios compare capital to risk-weighted assets and off-balance sheet activity. A comparison of the Corporation's capital ratios to regulatory minimums at December 31 is as follows:

	FNB Financial Corporation 2002	FNB Financial Corporation 2001	Regulatory Minimum Requirements
Leverage ratio	10.50%	9.88%	4%
Risk-based capital ratios:			
Tier I (core capital)	15.63%	14.89%	4%
Combined Tier I and Tier II (core capital plus allowance for loan losses)	16.69%	15.90%	8%

As of December 31, 2002 the most recent regulatory exam from the Office of the Comptroller of the Currency categorized the Corporation as well capitalized under the regulatory frame work for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Corporation's category.

Note 14. Compensating Balance Arrangements

Required deposit balances at the Federal Reserve were $100,000 and $ 650,000 for 2002 and 2001, respectively. Required deposit balance at Atlantic Central Banker's Bank was $ 425,000 at December 31, 2002 and 2001. These balances are maintained to cover processing costs and service charges.

Notes to Consolidated Financial Statements

Note 15. Fair Value of Financial Instruments

The estimated fair values of the Corporation's financial instruments were as follows at December 31:

	2002	
	Carrying Amount	Fair Value
FINANCIAL ASSETS		
Cash and due from banks	$ 3,650,351	$ 3,650,351
Interest-bearing deposits in banks	968,266	990,976
Securities available for sale	20,583,684	20,583,684
Securities to be held to maturity	692,839	692,188
Other bank stock	666,000	666,000
Loans receivable	100,526,867	100,695,330
Accrued interest receivable	658,856	658,856
FINANCIAL LIABILITIES		
Time certificates	65,934,931	68,165,120
Other deposits	44,757,428	44,757,428
Accrued interest payable	403,813	403,813
Liability for borrowed funds	7,232,659	8,004,310
FINANCIAL ASSETS	2001	
Cash and due from banks	$ 5,400,929	$ 5,400,929
Federal funds sold	6,000,000	6,000,000
Interest-bearing deposits in banks	2,572,574	2,589,534
Securities available for sale	19,554,290	19,554,290
Securities to be held to maturity	1,114,764	1,088,460
Other bank stock	833,700	833,700
Loans receivable	90,167,678	92,256,899
Accrued interest receivable	619,464	619,464
FINANCIAL LIABILITIES		
Time certificates	65,647,473	67,998,882
Other deposits	46,314,907	46,314,907
Accrued interest payable	586,433	586,433
Liability for borrowed funds	5,403,458	5,763,175

Note 16. Liability for Borrowed Funds

Included in liabilities for borrowed funds at December 31 are borrowings from The Federal Home Loan Bank as follows:

Type	Advance Amount	Principal Outstanding 2002	Principal Outstanding 2001	Interest Rate	Maturity Date
Convertible(1)	$2,250,000	$2,250,000	$2,250,000	6.23%	8/30/10
Convertible(1)	2,000,000	2,000,000	2,000,000	5.83	8/10/10
Convertible(1)	500,000	500,000	500,000	5.98	7/21/10
Convertible(1)	500,000	500,000	500,000	6.54	7/12/10
Credit Line	17,750,000	1,835,000	0	1.31	12/31/03
CIP/Term(2)	175,000	147,659	153,458	6.64	7/14/17
		$7,232,659	$5,403,458		

(1) Interest rates on Convertible Loans are fixed until the market rate reaches a pre-determined Comparative Rate/Index or Strike Rate/Index, at which time the interest rate becomes adjustable quarterly based upon the three month LIBOR rate. At the time any loan rate becomes adjustable, the Corporation has the option to repay the debt entirely without penalty or convert to a repayment schedule.

(2) The Corporation received Community Investment Program funding from the Federal Home Loan Bank of Pittsburgh for $ 175,000 at a fixed rate of 6.64% and an amortization term of 20 years. Required payments on this loan are as follows:

2003	$ 6,214
2004	6,639
2005	7,094
2006	7,737
2007	8,098
Thereafter	111,877
	$147,659

The total maximum borrowing capacity from Federal Home Loan Bank at December 31, 2002 was $54,470,000. Collateral for borrowings at the Federal Home Loan Bank consists of various securities and the Corporation's 1-4 family mortgages with a total value of approximately $ 60,414,000.

Note 17. Operating Lease

The Corporation leases its Hancock, Maryland office. The original lease term is ten years with three separate successive options to extend the lease for a term of five years each. Monthly rent is $ 1,800 and the lessee pays a proportionate share of other operating expenses. For the years ended December 31, 2002, 2001, and 2000, rent expense under this operating lease was $ 21,600 for each year. Required lease payments for the remaining four years are as follows:

2003	$ 21,600
2004	21,600
2005	21,600
2006	16,200
	$ 81,000

Note 18. Commitments

In the fourth quarter of 2002, the Corporation entered into contracts with certain vendors for the replacement of its data processing and information technology system. Total cost of the project is estimated at $495,000. Open commitments on contractual obligations approximated $ 328,000 at December 31, 2002. Implementation of the new system is expected to be completed in the first quarter of 2003.

Selected Five-Year Financial Data

	2002	2001	2000	1999	1998
Results of Operations (000 omitted)					
Interest income	$8,352	$8,767	$8,755	$7,802	$7,721
Interest expense	3,723	4,676	4,697	4,119	4,112
Provision for loan losses	142	144	231	190	475
Net interest income after provision for loan losses	4,487	3,947	3,827	3,493	3,134
Other operating income	693	739	624	621	530
Other operating expenses	3,494	3,425	3,267	3,030	2,772
Income before income taxes	1,686	1,261	1,184	1,084	892
Applicable income tax	473	256	229	181	110
Net income	**$1,213**	**$1,005**	**$ 955**	**$ 903**	**$ 782**

Common Share Data

Per share amounts are based on weighted average shares of common stock outstanding of 800,000 for 2002, 2001, 2000, 1999, and 1998 after giving retroactive recognition to a two-for-one stock split issued September 1, 2000.

	2002	2001	2000	1999	1998
Income before income taxes	$ 2.11	$ 1.58	$ 1.48	$ 1.36	$ 1.12
Applicable income taxes	0.59	.32	.29	.22	.14
Net income	**1.52**	**1.26**	**1.19**	**1.13**	**.98**
Cash dividend declared	0.74	.63	.57	.50	.405
Book value (actual number of shares outstanding)	17.72	16.73	15.69	14.00	14.90
Dividend payout ratio	48.79%	50.14%	47.76%	44.28%	41.43%

Year-End Balance Sheet Figures (000 omitted)

	2002	2001	2000	1999	1998
Total assets	$133,365	$132,161	$123,626	$117,929	$113,565
Net loans	100,527	90,168	83,112	76,137	61,901
Total investment securities – Amortized Cost	20,687	20,334	28,154	31,900	35,348
Deposits-noninterest bearing	13,931	13,344	11,798	10,959	10,819
Deposits-interest bearing	96,761	98,618	91,834	88,371	89,685
Total deposits	110,692	111,962	103,632	99,330	100,504
Total stockholders' equity	14,177	13,388	12,548	11,201	11,917

Ratios

	2002	2001	2000	1999	1998
Average equity/average assets	10.30%	10.05%	10.15%	10.49%	10.53%
Return on average equity	9.01%	7.74%	7.67%	7.53%	6.85%
Return on average assets	0.93%	.78%	.78%	.79%	.72%

Summary of Quarterly Financial Data

The unaudited quarterly results of operations for the years ended December 31, 2002 and 2001 are as follows:

	2002 Quarter Ended				2001 Quarter Ended			
(000 omitted except per share)	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Interest income	$2,036	$2,073	$2,082	$2,161	$2,245	$2,222	$2,188	$2,112
Interest expense	982	931	931	879	1,236	1,217	1,160	1,063
Net interest income	1,054	1,142	1,151	1,282	1,009	1,005	1,028	1,049
Provision for loan losses	30	36	37	39	36	36	36	36
Net interest income after provision for loan losses	1,024	1,106	1,114	1,243	973	969	992	1,013
Other income	181	162	163	142	143	170	169	239
Security gains (losses)	8	0	19	18	6	4	4	4
Other expenses	853	832	890	919	844	863	833	885
Operating income before income taxes	360	436	406	484	278	280	332	371
Applicable income taxes	80	72	156	165	41	50	64	101
Net income	$ 280	$ 364	$ 250	$ 319	$ 237	$ 230	$ 268	$ 270

Net income applicable to common stock								
Per share data:								
Net income	$ .35	$ .46	$ .31	$ .40	$ .30	$ .30	$ .33	$ .26

Distribution of Assets, Liabilities and Stockholders' Equity, Interest Rates and Interest Differential

Years Ended December 31

(000 omitted)	2002 Average Balance	2002 Interest	2002 Rate	2001 Average Balance	2001 Interest	2001 Rate	2000 Average Balance	2000 Interest	2000 Rate
ASSETS									
Interest bearing deposits with banks and federal funds sold	$ 5,870	$123	2.18%	$ 8,614	$305	3.54%	$ 1,200	$ 72	6.00%
Investment securities	19,048	936	4.91%	24,037	1,322	5.50%	30,571	1,780	5.82%
Loans	96,209	7,293	7.58%	86,059	7,141	8.30%	80,900	6,903	8.53%
Total interest earning assets	$121,127	8,352	6.89%	$118,710	$8,768	7.39%	$112,671	$8,755	7.77%
Cash and due from banks	3,743			3,342			3,746		
Bank premises and equipment	2,827			3,017			3,072		
Other assets	2,854			4,158			3,200		
Total assets	$130,551			$129,227			$122,689		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest bearing transaction accounts	$ 6,876	$ 49	0.70%	$ 8,118	$ 94	1.16%	$ 8,148	$ 109	1.34%
Money market deposit accounts	8,303	150	1.81%	11,830	366	3.09%	8,460	332	3.92%
Other savings deposits	15,299	190	1.24%	10,995	215	1.96%	11,095	256	2.31%
All time deposits	65,920	2,999	4.54%	65,214	3,669	5.63%	61,863	3,544	5.73%
Liability for borrowed funds	5,433	335	6.17%	5,410	333	6.16%	7,468	456	6.11%
Total interest bearing liabilities	$101,831	3,723	2.67%	$101,567	4,677	4.60%	$ 97,034	$4,697	4.84%
Demand deposits	14,172			13,399			12,047		
Other liabilities	1,097			1,274			1,149		
Total liabilities	117,100			116,240			110,230		
Stockholders' equity	13,451			12,987			12,459		
Total liabilities and stockholders' equity	$130,551			$129,227			$122,689		
Net interest income/ net interest margin		$4,629	3.82%		$4,091	3.45%		$4,058	3.59%

Note: Average loan balances presented include loans placed on non-accrual status.

Changes in Net Interest Income

(000 omitted)	2002 Compared to 2001 Average Volume	Average Rate	Total Increase (Decrease)	2001 Compared to 2000 Average Volume	Average Rate	Total Increase (Decrease)
Interest Income						
Interest bearing deposits with banks and federal funds sold	($ 97)	($ 85)	($ 182)	$ 445	($ 212)	$ 233
Investment securities	(274)	(112)	(386)	(380)	(78)	(458)
Loans	842	(690)	152	440	(202)	238
Total interest income	$ 471	($ 887)	($ 416)	$ 505	($ 492)	$ 13
Interest Expense						
Interest bearing transaction accounts	($ 14)	($ 31)	($ 45)	$0	($ 15)	($ 15)
Money market deposit accounts	(109)	(107)	(216)	132	(98)	34
Other savings	84	(109)	(25)	(2)	(39)	(41)
All time deposits	40	(710)	(670)	192	(67)	125
Liability for borrowed funds	2	0	2	(126)	3	(123)
Total interest expense	$ 3	($ 957)	($ 954)	$ 196	($ 216)	($ 20)
Net interest income			$ 538			$ 33

Maturities of Investment Securities

December 31, 2002

The following table shows the maturities of investment securities at amortized cost as of December 31, 2002, and weighted average yields of such securities. Yields are shown on a taxable equivalent basis, assuming a 34% federal income tax rate.

(000 omitted)	Within 1 Year	1-5 Years	5-10 Years	Over 10 Years	Total
Obligations of other U.S. Government agencies:					
Amortized cost	$ 3,750	$ 1,649	$ 199	$ 265	$ 5,863
Yield	5.93%	5.88%	6.55%	7.50%	6.01%
Obligations of state and political subdivisions:					
Amortized cost	645	5.729	1,472	469	8,315
Yield	4.32%	3.82%	4.09%	4.82%	3.97%
Mortgage-Backed securities and SBA Guaranteed Loan Pool Certificates (1):					
Amortized cost	4	64	926	5,415	6,409
Yield	9.58%	5.41%	5.48%	4.40%	4.57%
Subtotal amortized cost	$ 4,399	$ 7,442	$ 2,597	$ 6,149	$ 20,587
Subtotal yield	5.70%	4.29%	4.77%	4.57%	4.74%
Equity Securities					$ 100
Yield					1.70%
Total investment securities					$ 20,687
Yield					4.72%

(1) It is anticipated that these mortgage-backed securities and SBA Guaranteed Loan Pool Certificates will be repaid prior to their contractual maturity dates.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following section presents a discussion and analysis of the financial condition and results of operations of FNB Financial Corporation (the Corporation) and its wholly-owned subsidiary, The First National Bank of McConnellsburg (the Bank). This discussion should be read in conjunction with the financial tables/statistics, financial statements and notes to financial statements appearing elsewhere in this annual report.

RESULTS OF OPERATIONS

Overview

Consolidated net income for 2002 was $ 1,213,313, a $208,182, or 20.7% increase from the net income for 2001 of $ 1,005,131, and an increase in 2001 net income of $ 50,550, or 5.3% from the net income of $954,581 for 2000. On a per share basis, net income for 2002 was $ 1.52, based upon average shares outstanding of 800,000, compared to $1.26 for 2001 and $1.19 for 2000.

Net Interest Income

Total interest income decreased $ 416,000 from 2001 to 2002 and increased $ 13,000 from 2000 to 2001. Decreases in 2002 were due to reduction in rates while increases in 2001 were primarily due to volume increase in average earning assets. Average loans outstanding in 2002 increased 11.8% over 2001 as the bank continues to penetrate the Washington County, Maryland market. Average rates continued to decline throughout 2002 which caused a $ 690,000 decrease in earnings from loans compared to 2001. However, the aforementioned increase in volume of loans during 2002 compensated for the drop in rates and caused overall interest earnings from loans to increase $ 152,000 or 2.1% over 2001. Earnings on investments (excluding gains from sales) decreased 29.2% in 2002 compared to a 25.7% decrease in 2001. This decrease was a combination of a decrease in volume with available funds being directed into loans as investments rolled off and a decrease in average yields. Total average earning assets increased 2.0% in 2002 compared to 5.4% in 2001. Increases in earning assets during 2002 and 2001 were proportionately higher in loans, which typically produce higher yields than investments thus producing the higher earnings during 2002 and 2001.

Interest from loans accounted for 87.3% of total interest income for 2002, as compared to 81.4% and 78.8% for 2001 and 2000, respectively.

Total interest expense was $ 3,723,000 for 2002, a decrease of $ 954,000 over the $ 4,677,000 for 2001. The increase in total average deposits was .9% in 2002 compared to 7.8% in 2001. Overall growth was flat during 2002 with interest bearing demand deposits decreasing 23.9% and time deposits and savings increasing 1.1% and 39.1%, respectively. Although overall growth was flat during 2002, rates decreased 193 basis points which caused a decrease in interest expense on deposits of 22%. There were no significant changes in the level of borrowed funds resulting in interest expense on borrowed funds remaining consistent with 2001. The changes in volume of earning assets along with the decreased level of rates paid for deposits caused the overall net interest margin to increase from 3.45% in 2001 to 3.82% in 2002.

Allowance for Loan Losses and Related Provisions

The loan loss provision is an estimated expense charged to earnings in anticipation of losses attributable to uncollectible loans. The provision is based on our analysis of the adequacy of the allowance for loan losses. The provision for 2002 was $ 142,000, compared to $144,000 for 2001, and $ 231,319 for 2000.

The changes in the allowance for loan losses are presented in Note 4 of the financial statements. Net change-offs in 2002 were $ 96,000 compared to $73,000 in 2001 and $ 166,000 in 2000, representing .1%, .08% and .2% of average loans outstanding for 2002, 2001 and 2000, respectively.

Impaired loans in 2002, 2001, and 2000 represent one credit relationship, details of which are presented in Note 4 to the financial statements. This loan is performing and is well collateralized.

Management utilizes a comprehensive systematic review of our loan portfolio on a quarterly basis in order to determine the adequacy of the Allowance for Loan Losses. Each quarter the loan portfolio is categorized into various Pools as follows:

POOL #1	Specific allowances for any individually identified trouble loans
POOL #2	Commercial and Industrial
POOL #3	Commercial and Industrial - Real Estate Secured
POOL #4	Consumer Demand and Installment
POOL #5	Guaranteed Loans and Farmers and Commercial
POOL #6	Consumer Mortgage and Home Equity
POOL #7	Real Estate Secured - Farmland

Lines of credit and non-secured commercial loans with balances of $ 100,000 and over are individually reviewed. Also, loans that are 90 days or more past due or have been previously classified as substandard are individually reviewed. Allocations to the Allowance for

Management's Discussion and Analysis of Financial Condition and Results of Operations

Loan Losses are based upon classifications assigned to those loans.

Loan classifications utilized are consistent with OCC regulatory guidelines and are as follows:

	Allowance Factors
Loss	Charge-off
Doubtful	20% - 50%
Substandard	10% - 20%
Special Mention	5% - 10%
Watch	1% - 5%

The remaining portion of the Pools are evaluated as groups with allocations made to the allowance based on historical loss experience, current and anticipated trends in delinquencies, and general economic conditions within the bank's trading area.

In addition to the aforementioned internal loan review, the Bank engages an outside firm to annually conduct an independent loan review in order to validate the methodologies used internally and to independently test the adequacy of the Allowance for Loan Losses.

Delinquencies are well below peer group averages and management is not aware of any problem loans other than those disclosed herein that are indicative of trends, events, or uncertainties that would significantly impact operations, liquidity or capital.

Other Operating Income and Other Operating Expenses

Other income represents service charges on deposit accounts, commissions and fees received for the sale of travelers' checks, money orders and savings bonds, fees for trust referrals, fees for investment services, securities gains, and losses, increases in cash surrender value of life insurance, and other income, such as safe deposit box rents. Other income decreased $ 45,000 or 6.1% for 2002 over 2001, and increased $ 115,000 or 18.4% for 2001 over 2000. The changes relate primarily to service charges and other fees related to deposits which fluctuated with the related changes in volumes of deposits discussed earlier.

The noninterest expenses are classified into five main categories: salaries; employee benefits; occupancy expenses, which include depreciation, maintenance, utilities, taxes and insurance; equipment expenses, which include depreciation, rents and maintenance; and other operating expenses, which include all other expenses incurred in operating the Corporation.

Overall personnel related expenses increased slightly in 2002 over 2001. Salaries and wages decreased as the result of changes in personnel during 2002. However, the cost of benefits increased resulting in an overall increase of .6% for 2002. Increases from 2000 to 2001 were primarily the result of compensation rate increases.

Occupancy, furniture and equipment expenses were relatively consistent from 2000 through 2002. However, management has evaluated and revised its technology plan and will be converting the core processing applications to a new system in 2003, which management expects will increase equipment costs in 2003.

Other expenses increased 8.3% in 2002 compared to 2001 and 3.9% in 2001 compared to 2000. Increases were primarily in processing costs, professional development, professional fees and directors benefits.

Income Taxes

Applicable income taxes changed between 2000, 2001 and 2002 as a result of changes in pre-tax accounting income and taxable income. Details of income tax expense are presented in Note 7 to the financial statements. As described in Note 1 of the Notes to Consolidated Financial Statements, deferred income taxes have been provided for timing differences in the recognition of certain expenses between financial reporting and tax purposes. Deferred income taxes have been provided at prevailing tax rates for such items as depreciation, provision for loan losses, deferred compensation, and unrealized gains and losses on investment securities available for sale as accounted for under SFAS 115. The marginal tax rate at which deferred taxes were provided during 2002 and 2001 is 34%. At December 31, 2002 and 2001, deferred taxes amounted to $ 51,703 and $ 160,529, respectively. If all timing differences reversed in 2003, the actual income taxes saved by the recognition of the aforementioned expenses would not be significantly different from the deferred income taxes recognized for financial reporting purposes.

The current level of nontaxable investment and loan income is such that the Corporation is not affected by the alternative minimum tax rules.

CRITICAL ACCOUNTING POLICIES

Bank policy related to the allowance for loan losses is considered to be a critical accounting policy because the allowance for loan losses represents a particularly sensitive accounting estimate. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the loan portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes the collectibility of the principal is unlikely. The allowance is an amount management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay.

FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Financial Accounting Standards Board (FASB) Standard 142, which was effective for years beginning after December 15, 2001, addressed the financial accounting and reporting for acquired goodwill and other intangible assets. It does not address intangibles acquired as part of business combinations which is addressed by FASB 141. This statement also addresses how goodwill and intangibles are accounted for after they have been initially recognized. Management has evaluated the impact of this statement on the consolidated financial statements and has determined it is not material.

Financial Accounting Standards Board (FASB) Standard 148, *Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB 123.* This statement amends FASB Statement No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of Statement 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion No. 28, *Interim Financial Reporting,* to require disclosure about those effects in interim financial information. The Corporation does not have any stock option plan, therefore, SFAS No. 148 will have no affect.

LIQUIDITY AND RATE SENSITIVITY

Our optimal objective is to maintain adequate liquidity while minimizing interest rate risk. Adequate liquidity provides resources for credit needs of borrowers, for depositor withdrawals, and for funding corporate operations. Sources of liquidity are maturing/called investment securities; maturing overnight investments in federal funds sold; maturing investments in time deposits at other banks; readily accessible interest-bearing deposits at other banks; payments on loans, mortgage-backed securities and SBA Guaranteed Loan Pool Certificates; a growing core deposit base; and borrowings from the FHLB.

In order to assure a constant and stable source of funds, we are a member of the Federal Home Loan Bank of Pittsburgh. This membership assures us the availability of both short term and long term fixed rate funds. As of December 31, 2002, we had borrowings of $7,232,659 from this institution and had readily available to us over $ 54,470,000 in additional borrowing capacity. As of December 31, 2001, we had borrowings of $ 5,403,458 from this institution and had readily available to us over $ 39,400,000 in additional borrowing capacity.

The objective of managing interest rate sensitivity is to maintain or increase net interest income by structuring interest-sensitive assets and liabilities in such a way that they can be repriced in response to changes in market interest rates. Based upon contractual maturities of securities and the capability of NOW, Money Market, and Savings accounts, we have maintained a negative rate sensitivity position, in that, rate sensitive liabilities exceed rate sensitive assets. Therefore, in a period of declining interest rates our net interest income is generally enhanced versus a period of rising interest rates where our net interest margin may be decreased. In a period of declining interest rates, more securities with call features will most likely be called and will be reinvested into lower yielding investments resulting in the loss of higher interest earnings assets. However, during 2002, the run-off of investments was redirected into loans which produce higher yields than investments even in a declining interest rate environment. This shift in earning assets as evidenced by the change in the loan to deposit ratios of 79.6%, 78.5% and 87.0% for 2000, 2001 and 2002, respectively, aided in improving the net interest margins.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Presently, interest rates are anticipated to remain depressed further resulting in a decreasing cost of deposits while a portion of our adjustable rate loans and securities continue repricing to lower interest rates. This decreasing interest rate environment and the possibility of lower interest rates in the future have resulted in increased liquidity in investment debt securities as call features of U. S. Government Agencies and State and Municipal subdivisions in the U. S. are anticipated to be exercised by the issuer. The anticipated result of this current position will be a decrease in the yield on earning assets. We have also undertaken the position of decreasing the cost of our interest-bearing liabilities, specifically Time Certificates of Deposit. Following these actions, we expect our net interest spread and interest margin to decrease slightly during the next few months. We continually review interest rates on those deposits which can be changed immediately, specifically NOW accounts, Money Market Accounts, and Savings Accounts to determine if interest rate changes are necessary to maintain our net interest spread and net interest margin.

Our interest rate sensitivity analysis as of December 31, 2002, based upon our historical prepayment mortgage-backed securities, contractual maturities, and the earliest possible repricing opportunity for loans and deposits is as follows:

	December 31, 2002				
(000 omitted)	Within 3 Months	After 3 but Within 12 Months	After 1 but Within 5 Years	After 5 Years	Total
Rate Sensitive Assets:					
Investment securities (book value)	$ 680	$ 3,819	$ 7,442	$ 8,746	$ 20,687
Interest-bearing balances due from banks	292	481	195	0	968
Loans	8,682	6,223	12,783	72,832	100,520
	$ 9,654	$10,523	$20,420	$81,578	$122,175
Rate Sensitive Liabilities:					
NOW accounts and savings accounts	$30,521	$ 0	$ 0	$ 0	$ 30,521
Time deposits	6,222	13,655	46,058	0	65,935
Other time deposits	0	306	0	0	306
Other borrowed money	0	1,841	30	5,362	7,233
	$36,743	$15,802	$46,088	$ 5,362	$103,995
Interest sensitivity gap	($27,089)	($ 5,279)	($25,668)	$76,216	$ 18,180
Cumulative interest sensitivity gap	(27,089)	(32,368)	(58,036)	18,180	
RSA/RSL – cumulative	(0.26)	(0.38)	(0.41)	1.17	

We have risk management policies to monitor and limit exposure to market risk. By monitoring reports which assess our exposure to market risk, we strive to enhance our net interest margin and take advantage of opportunities available in interest rate movements.

MARKET RISK MANAGEMENT

The continual monitoring of liquidity and interest rate risk is a function of ALCO reporting. Upon review and analysis of these reports, we determine the appropriate methods we should utilize to reprice our products, both loans and deposits, and the types of securities we should purchase in order to achieve desired net interest margin and interest spreads. We continually strive to attract lower cost deposits, and we competitively price our time deposits and loan products in order to maintain favorable interest spreads while minimizing interest rate risk.

The following table sets forth the projected maturities and average rate for all rate sensitive assets and liabilities. The following assumptions were used in the development of this table:

- All fixed and variable rate loans were based on the original maturity of the note.
- All fixed and variable rate U. S. Agency and Treasury securities and obligations of state and political subdivisions in the U.S. were based upon the contractual maturity date.
- All fixed and variable rate Mortgage-backed securities and SBA GLPCs were based upon original maturity as the Bank has not experienced a significant prepayment of these securities.
- We have experienced very little run-off in our history of operations and have experienced net gains in deposits.
- We have large business and municipal deposits in non-interest bearing checking and savings and interest-bearing checking. These balances may fluctuate significantly. Therefore, a 50% maximum runoff of both non-interest-bearing checking and savings and interest-bearing checking was used as an assumption in this table.
- Fixed and variable rate time deposits were based upon original contract maturity dates.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Rate Sensitive Assets

(000 omitted)	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
Interest-Bearing Deposits	$ 773	$ 100	$ 0	$ 95	$ 0	$ 0	$ 968	$ 991
Average Interest Rate	5.22%	5.01%	0.00%	2.59%	0.00%	0.00%	4.81%	
Fixed Interest Rate Loans	$ 1700	$4348	$1700	$2457	$1503	$28744	$40452	$40896
Average Interest Rate	7.51%	7.46%	7.25%	7.45%	7.22%	7.65%	7.51%	
Variable Interest Rate Loans	$13205	$ 469	$ 501	$ 332	$1473	$44088	$60068	$60727
Average Interest Rate	6.52%	6.21%	6.31%	6.19%	5.75%	6.19%	6.27%	
Fixed Interest Rate U.S. Agency and Treasury	$ 3750	$ 572	$ 968	$ 109	$ 0	$ 464	$ 5863	$ 6034
Average Interest Rate	5.93%	5.59%	5.81%	8.20%	0.00%	6.40%	6.01%	
Fixed Interest Rate Mortgage-Backed & SBA GLPC Securities	$ 4	$ 0	$ 64	$ 0	$ 0	$ 742	$ 810	$ 817
Average Interest Rate	9.58%	0.00%	5.41%	0.00%	0.00%	6.76%	6.67%	
Variable Interest Rate Mortgage-Backed & SBA GLPC Securities	$ 0	$ 0	$ 0	$ 0	$ 0	$ 5599	$ 5599	$ 5644
Average Interest Rate	0.00%	0.00%	0.00%	0.00%	0.00%	4.25%	4.25%	
Fixed Interest Rate Obligations of State and Political Subdivisions in the U.S.	$ 645	$1606	$1181	$1671	$1271	$ 1941	$ 8315	$ 8684
Average Interest Rate	4.32%	3.20%	3.57%	4.10%	4.31%	4.26%	3.97%	

Rate Sensitive Liabilities

(000 omitted)	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
Noninterest-Bearing Checking	$ 3481	$ 871	$ 871	$ 871	$ 871	$ 0	$ 6965	$ 6965
Average Interest Rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	
Savings and Interest-Bearing Checking	$ 7632	$ 1907	$1907	$1907	$1907	$ 0	$15260	$15260
Average Interest Rate	0.82%	0.82%	0.82%	0.82%	0.82%	0.00%	0.82%	
Fixed Interest Rate Time Deposits	$16098	$13023	$9708	$4568	$7078	$ 0	$50475	$52182
Average Interest Rate	3.56%	4.02%	4.25%	4.31%	4.21%	0.00%	4.12%	
Variable Interest Rate Time Deposits	$ 3779	$ 2186	$4534	$2110	$2851	$ 0	$15460	$15983
Average Interest Rate	4.15%	4.12%	3.97%	3.75%	4.12%	0.00%	3.99%	
Fixed Interest Rate Borrowing	$ 0	$ 0	$ 0	$ 0	$ 0	$ 148	$ 148	$ 148
Average Interest Rate	0.00%	0.00%	0.00%	0.00%	0.00%	6.64%	6.64%	
Variable Interest Rate Borrowing	$ 1835	$ 0	$ 0	$ 0	$ 0	$5250	$ 7085	$ 7836
Average Interest Rate	1.31%	0.00%	0.00%	0.00%	0.00%	6.08%	4.84%	

CAPITAL

The primary method by which we increase total stockholders' equity is through the accumulation of earnings. We maintain ratios that are well above the minimum total capital levels required by federal regulatory authorities including the risk-based capital guidelines. Regulatory authorities have established capital guidelines in the form of the "leverage ratio" and "risk-based capital ratios." Our leverage ratio is defined as total stockholders' equity less intangible assets to total assets. The risk-based ratios compare capital to risk-weighted assets and off-balance-sheet activity in order to make capital levels more sensitive to risk profiles of individual banks. A comparison of our capital ratios to regulatory minimums at December 31 is as follows:

	2002	2001	200	Regulatory Minimum Requirements
Leverage ratio	10.50%	9.88%	10.03%	4.00%
Risk-based capital ratio:				
Tier I (core capital)	15.63%	14.89%	16.09%	4.00%
Combined Tier I and Tier II (core capital plus allowance for loan losses)	16.69%	15.90%	17.15%	8.00%

We have traditionally been well-capitalized with ratios well above required levels and, we expect equity capital to continue to exceed regulatory guidelines and industry averages.

Certain ratios are useful in measuring the ability of a company to generate capital internally. The following chart indicates the growth in equity capital for the past three years.

	2002	2001	2000
Equity capital at December 31 (000 omitted)	$14,177	$13,388	$12,548
Equity capital as a percent of assets at December 31	10.63%	10.13%	10.15%
Return on average assets	.93%	0.78%	0.78%
Return on average equity	9.01%	7.74%	7.67%
Cash dividend payout ratio	48.79%	50.14%	47.76%

Management's Discussion and Analysis of Financial Condition and Results of Operations

STOCK MARKET ANALYSIS AND DIVIDENDS

Our common stock is traded inactively in the over-the-counter market. As of December 31, 2002, the approximate number of shareholders of record was 460.

	2002		2001	
	Market Price Hi-Low	Cash Dividend	Market Price Hi-Low	Cash Dividend
First Quarter	$23.50 - $20.00	$0.12	$24.75 - $24.75	$0.11
Second Quarter	$22.00 - $20.00	$0.14	$25.00 - $24.50	$0.12
Third Quarter	$22.50 - $22.00	$0.15	$25.00 - $23.00	$0.13
Fourth Quarter	$22.50 - $22.50	$0.33	$25.00 - $23.00	$0.27